September 14, 2022 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ADC Therapeutics SA Registration Statement on Form F-3 Registration No. 333-267293

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-267293) (the “Registration Statement”) of ADC Therapeutics SA. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on September 16, 2022, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling David Li at (212) 450-3861.

Thank you for your assistance in this matter.

Sincerely,

ADC Therapeutics SA
By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President and General Counsel